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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        February 7, 2006

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	February 10, 2006	By	/ s / W.J. Adams
(Signature)*
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AnorMED Inc. 200 - 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com

PRESS RELEASE

ANORMED REPORTS FISCAL 2006 THIRD QUARTER RESULTS AND ANNOUNCES MOZOBILTM PHASE III RECRUITMENT REACHES 50%

For Immediate Release

            February 7, 2006

Vancouver, British Columbia - AnorMED Inc. (AMEX:AOM, TSX:AOM) today reported financial results for its third fiscal quarter ended December 31, 2005. AnorMED recorded a net loss of $11,403,000 ($0.34 per common share) in this quarter. This is in comparison to the net loss incurred in the previous fiscal quarter ended September 30, 2005 of $9,255,000 ($0.29 per common share).

Our contract research and development expenditures, $9,181,000 in this third fiscal quarter, were 36% higher than the previous quarter and were 110% higher than the third quarter of the last fiscal year. The Phase III clinical trials for MOZOBIL are a significant portion of the increase due primarily to increased recruitment in our ongoing Phase III trials. AMD070 costs were also higher with the initiation of the XACT Phase II trial. Costs for manufacturing of drug substance and ongoing analytical work on drug product for MOZOBIL and AMD070 also contributed to increased costs during the quarter. We are continuing to manufacture drug product for AMD070, and are conducting analytical work on drug product for both AMD070 and MOZOBIL, and ongoing preclinical long-term toxicology studies for AMD070; therefore, we expect our research and development expenditures to continue to increase into the fourth quarter of this fiscal year.

General and administrative expenses increased by 23% over the previous quarter and by 50% over the comparable third quarter of last year. In November 2005 we received SEC approval to list and trade our common shares on the AMEX. This registration process resulted in non-recurring accounting and legal fees.  In addition, we expect to incur a higher level of expenditure in these same areas, as well as in increased investor relations costs and insurance premiums, to maintain our U.S. registration, and to comply with the additional regulatory requirements of both Canada and the U.S.  Business development activities increased this quarter as a result of travel and other expenses associated with discussions of potential strategic partnerships for the implementation of our development and commercial plans for MOZOBIL.  Marketing expenditures will also increase as pre-commercialization activities for MOZOBIL in North America and Europe progress.

Interest income of $437,000 for this quarter rose by 12% in comparison to the second quarter due to the receipt of net proceeds of $32 million from our December financing and rising interest rates in both Canada and the U.S. Income from investments increased over 20% from the third quarter of Fiscal 2005 as a result of higher interest rates and higher average cash balances.

Capital expenditures of $483,000 were incurred during the quarter that were substantially higher than those made during the second quarter of $268,000 and during the third quarter of Fiscal 2005 of $93,000. In preparation for our future NDA filing, we entered into an agreement in the previous quarter with a supplier to install and validate an Electronic Database Management System (EDMS) so that we can electronically file our regulatory submissions with the FDA. In addition to the EDMS, expenditures were made on office renovations, computers and office equipment during the period.

Cash, cash equivalents, and short-term investments were $72,105,000, as at December 31, 2005, as compared to $49,245,000 at September 30, 2005. The Company's cash reserves are primarily held in investments with maturities less than 90 days, due to the relatively higher yields that continued to be available during the quarter for short-term maturities. The current cash on hand, as well as expected interest income, supplemented by contractual payments on existing licensing agreements, is estimated to be sufficient to fund the Company's operations into calendar 2007.

Stem Cell Transplant

At the American Society of Hematology (ASH) meeting in Atlanta, Georgia December 10-13, 2005, we presented 6 oral and 6 poster presentations including new clinical data from the MOZOBIL clinical program. All the data presented continues to support the potential of MOZOBIL as a new standard of care for stem cell mobilization in cancer patients undergoing stem cell transplant. Data reported at ASH included new clinical results from the Compassionate Use Program (CUP), a Phase II study in Hodgkin's disease and an investigator sponsored study in allogeneic transplant. In addition, compelling retrospective data reported by the Mayo Clinic at ASH showed that the type of cells collected using MOZOBIL may positively impact patient outcome and survival.

Recruitment into the Phase III trials for MOZOBIL continues to make steady progress. To date, 148 out of 300 non-Hodgkin's lymphoma (NHL) patients and 162 out of 300 multiple myeloma (MM) patients have entered into the Phase III trials. Currently, 34 sites are recruiting NHL patients and 34 sites, including a site in Germany, are recruiting MM patients. We are maintaining our goal to complete Phase III enrollment and three month follow up by the end of calendar year 2006.

We also continue to develop our Phase II program to address other segments of the transplant market including evaluating the potential of MOZOBIL in combination with different therapies and patient populations, such as with Rituxan. We have recently initiated a small standard Phase I safety study in renal patients required for the New Drug Application. In addition, investigator sponsored studies are ongoing to evaluate MOZOBIL as a single agent in allogeneic transplantation and the Compassionate Use Program continues to provide MOZOBIL to cancer patients who fail to collect enough stem cells for transplant using standard regimens.

HIV Entry Inhibitor

On November 29, 2005, we initiated patient enrollment in a new AnorMED funded and driven Phase Ib/IIa study in HIV patients termed XACT. This new trial involves two sites; one in the U.S. and the other in the U.K. It is an open label dose-escalation/de-escalation study designed to look at preliminary activity and safety of AMD070 in HIV patients. We plan to report preliminary data from this study in the first quarter of 2006 and proof of principle in the fall. Also, our in house research program continues to make progress in the identification of HIV entry inhibitors targeting the CCR5 receptor. Selection of a lead for clinical development is planned for the first quarter of calendar 2006.

Financing

In December 2005 we completed a bought deal financing for gross proceeds of $34.5M. The net proceeds will be used to fund Phase II and Phase III trials for MOZOBIL, for the ongoing development of AMD070 and CCR5 HIV entry inhibitors as well as for general corporate purposes.

Other updates

We recently announced that certain shareholders that are controlled by Felix J. Baker and Julian C. Baker, have filed a requisition for a special meeting of AnorMED shareholders, for the purpose of replacing the Board of Directors with a new slate proposed by them. Felix Baker is a Director of AnorMED. On February 3, 2006 AnorMED announced its intention to hold a Special Meeting of the Shareholder to be held on April 11, 2006 in Vancouver, BC. In addition, AnorMED's Board of Directors has adopted a Shareholder Rights Plan.

Upcoming Key Events

•

Report preliminary activity and safety of AMD070 in HIV patients

•

Report preclinical data on AMD070 at the Keystone Cell Biology of Virus Entry, Replication and Pathogenesis meeting February 24 - March 1, 2006 in Santa Fe, New Mexico

•

Report clinical data from ongoing Phase II trials with MOZOBIL at the Bone Marrow Transplant Tandem Meeting, February 16-20, 2006 in Honolulu, Hawaii and at the European Bone Marrow Transplant Meeting March 19-22, 2006 in Hamburg, Germany

•

Complete Phase III recruitment for MOZOBIL in stem cell transplant

•

Initiate patient enrollment into Phase I safety study of MOZOBIL in cardiac patients

•

Receive milestone payments from Shire contingent upon additional European approvals for FOSRENOL

•

Select lead CCR5 HIV inhibitor candidate

•

Complete XACT study and submit AMD070 safety and activity data to the World AIDS Conference August 13-18, 2006 and/or the Interscience Conference on Antimicrobial Agents and Chemotherapy September 27-30, 2006

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AOM Q306 07/02/06

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)	As at December 31	As at March 31
	2005	2005
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$66,635	$57,834
Short-term investments	5,470	7,440
Accounts receivable	401	513
Prepaid expenses	1,500	1,001
	74,006	66,788
Security deposit	100	100
Long-term investment	281	292
Property and equipment, net	3,333	3,040

	$77,720	$70,220
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$7,735	$4,709

Shareholders' equity
Share capital
Issued and outstanding:
Common shares - 40,525,492	185,999	153,786
(March 31, 2005 - 31,829,493)
Additional paid-in capital	2,642	1,698
Accumulated deficit	(118,656)	(89,973)
	69,985	65,511

	$77,720	$70,220

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Canadian dollars,	For the three months ended		For the nine months ended
except per share amounts)		December 31		December 31
(unaudited)	2005	2004	2005	2004

Revenue
Licensing	$-	$21,600	$25	$23,921

Expenses
Research and development	9,181	4,380	22,726	13,461
General and administrative	2,460	1,639	6,187	4,703
Amortization	225	218	645	668
	11,866	6,237	29,558	18,832
Other income (expense)
Interest and other income	437	364	1,240	1,032
Foreign exchange gain (loss)	26	121	(390)	106
Other expenses	-	-	-	(777)
	463	485	850	361

Net income (loss)	$(11,403)	$15,848	$(28,683)	$5,450

Income (loss) per common share	$(0.34)	$0.50	$(0.88)	$0.17

Diluted income (loss) per common share	$(0.34)	$0.48	$(0.88)	$0.16

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AOM Q306 07/02/06

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of Canadian dollars,				Additional	Total
except share amounts)	Common		Accumulated	paid-in	shareholders'
(unaudited)	shares	Amount	deficit	capital	equity

Balance at March 31, 2005	31,829,493	$153,786	$(89,973)	$1,698	$65,511
Issued for cash	14,800	51	-	-	51
Issued on exercise of options	1,399	7	-	(3)	4
Stock-based compensation	-	-	-	333	333
Net loss	-	-	(8,025)	-	(8,025)

Balance at June 30, 2005	31,845,692	153,844	(97,998)	2,028	57,874
Issued for cash	1,000	3	-	-	3
Issued on exercise of options	24,000	58	-	-	58
Stock-based compensation	-	-	-	305	305
Net loss	-	-	(9,255)	-	(9,255)

Balance at September 30, 2005	31,870,692	153,905	(107,253)	2,333	48,985
Issued for cash	16,500	55	-	-	55
Issued on exercise of options	13,300	42	-	(9)	33
Issued for cash pursuant to public financing	8,625,000	34,500	-	-	34,500
Share issue costs	-	(2,503)	-	-	(2,503)
Stock-based compensation	-	-	-	318	318
Net loss	-	-	(11,403)	-	(11,403)

Balance at December 31, 2005	40,525,492	$185,999	$(118,656)	$2,642	$69,985

				Additional	Total
	Common		Accumulated	paid-in	shareholders'
	shares	Amount	deficit	capital	equity

Balance at March 31, 2004	31,740,148	$153,452	$(87,804)	$401	$66,049
Issued for cash	450	3	-	-	3
Issued on exercise of options	15,800	66	-	(15)	51
Stock-based compensation	-	-	-	230	230
Net loss	-	-	(3,814)	-	(3,814)

Balance at June 30, 2004	31,756,398	153,521	(91,618)	616	62,519
Issued for cash	10,860	48	-	-	48
Issued on exercise of options	45,498	144	-	(3)	141
Stock-based compensation	-	-	-	374	374
Net loss	-	-	(6,584)	-	(6,584)

Balance at September 30, 2004	31,812,756	153,713	(98,202)	987	56,498
Issued for cash	1,600	10	-	-	10
Issued on exercise of options	9,597	41	-	(4)	37
Stock-based compensation	-	-	-	349	349
Net income	-	-	15,848	-	15,848

Balance at December 31, 2004	31,823,953	$153,764	$(82,354)	$1,332	$72,742

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AOM Q306 07/02/06

CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the three months ended		For the nine months ended
(In thousands of Canadian dollars)		December 31		December 31
(unaudited)	2005	2004	2005	2004

Cash provided by (used in):

Operations:
Net income (loss)	$(11,403)	$15,848	$(28,683)	$5,450
Items not involving cash
Amortization	225	218	645	668
Loss on disposal of property and equipment	19	-	33	7
Licensing revenue received in shares	-	-	-	(1,281)
Unrealized foreign exchange loss on long-term investment	-	31	11	46
Loss on revaluation of long-term investment	-	-	-	777
Compensatory stock options	318	349	956	953
Changes in non-cash operating working capital
Accounts receivable	(101)	6	112	21
Prepaid expenses	(633)	(532)	(499)	(555)
Accounts payable and accrued liabilities	2,833	(678)	3,026	(1,334)

	(8,742)	15,242	(24,399)	4,752
Investments:
Net sale (purchase) of short-term investments	(2,982)	6,872	1,970	(1,833)
Proceeds on disposal of property and equipment	-	-	16	-
Purchase of property and equipment	(483)	(93)	(987)	(590)
	(3,465)	6,779	999	(2,423)
Financing:
Issuance of shares, net of share issue costs	32,085	47	32,201	290

Increase in cash and cash equivalents	19,878	22,068	8,801	2,619
Cash and cash equivalents, beginning of the period	46,757	21,159	57,834	40,608

Cash and cash equivalents, end of the period	$66,635	$43,227	$66,635	$43,227

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AOM Q306 07/02/06

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV.  Additional information on AnorMED Inc. is available on the Company's website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words "anticipates, "believes", "budgets", "could", estimates", expects," forecasts",  "intends", "may", "plans", "projects", "schedule", "should", "will", "would", "maintaining" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statement involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED's Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements as conditions change.

.

TELECONFERENCE CALL NOTIFICATION: Tuesday, February 7, 2006 4:30pm EST/1:30pm PST

On February 7, 2006, AnorMED Inc. will host a teleconference call at 4:30 pm EST (1:30 pm PST).  To participate in the teleconference please dial 1-800-818-6210 in Canada and the U.S. or 1-416-641-6700 Internationally before 4:30 pm EST.  This call will be taped, available one hour after the teleconference, and on replay until March 9, 2006.  To hear a complete replay, please call 1-416-626-4100.  The reservation number required for access is #21282050.  This call will also be webcast from AnorMED's website at www.anormed.com.

For further information:

Elisabeth Whiting, M.Sc.

W.J. (Bill) Adams, C.A.

VP, Corporate Development

Chief Financial Officer

& Communications

Tel:  604-530-1057

Tel:  604-530-1057

e-mail: info@anormed.com

e-mail: ewhiting@anormed.com